FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2014

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Correction: Compañia de Minas Buenaventura 4Q13 Earnings Report: on page 5

In the original earnings report issued on February 27, 2014, on page 5, YANACOCHA section: Net income, without considering the effect appeared as 'US$ 1.0 million' impairment and the correct figure should be a 'US$ 1.0 billion' impairment

See bolded sections below for corrections:

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), 4Q13 gold production was 184,318 ounces of gold, 22% lower than 4Q12 production (235,875 oz). Accumulated gold production in 2013 was 1,017,259 ounces, 24% lower than 2013 (1,345,992 oz.).

Net income, without considering the effect of the US$ 1.0 billion impairment, was negative US$27.8 million (compared to US$75.7 million in 4Q12) explained by lower revenues and higher costs applicable to sales due to a US$43.1 million (cash) write-down from La Quinua, Yanacocha and Maqui Maqui pads. Accumulated net income in 2013 was US$154.9 million, 75% lower than 2012 (US$626.5 million). During 4Q13, EBITDA totaled US$43.5 million, a 77% decrease compared to 4Q12 (US$186.0 million). Accumulated EBITDA in 2013 was US$602.4 million, 52% lower than 2012 (US$1.2 billion).

We apologize for any inconvenience this has caused.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: February 28, 2014